# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cadrenal Therapeutics, Inc., CIK 0001937993
CUSIP: 127636207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 822 A1A North, Suite 306, Ponte Vedra, Florida (FL), 32082
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-24-085556
Filed by CIK 0002039924

## Reporting persons
- Havlickova 648 a.s.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 78,291; sole dispositive power 0; shared dispositive power 78,291; aggregate amount beneficially owned 78,291 (4.39% of the class)
- Dubnica Property s.r.o.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 78,291; sole dispositive power 0; shared dispositive power 78,291; aggregate amount beneficially owned 78,291 (4.39% of the class)
- Miroslav Dornak: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 78,291; sole dispositive power 0; shared dispositive power 78,291; aggregate amount beneficially owned 78,291 (4.39% of the class)

## Item 1. Issuer
Name of issuer: Cadrenal Therapeutics, Inc.
Address of issuer's principal executive offices: 822 A1A North, Suite 306 Ponte Vedra, Florida 32082

## Item 2. Person Filing
Name of person filing:
Havlickova 648 a.s.
Dubnica Property s.r.o.
Miroslav Dornak
Collectively, the "Reporting Persons"
Address of principal business office or, if none, residence:
Havlickova 648 a.s.
U Rustonky 714/1
186 00, Prague
Czech Republic

Dubnica Property s.r.o.
U Rustonky 714/1
186 00, Prague
Czech Republic

Miroslav Dornak
U Rustonky 714/1
186 00, Prague
Czech Republic
Citizenship:
Havlickova 648 a.s. - Czech Republic

Dubnica Property s.r.o. - Czech Republic

Miroslav Dornak - Czech Republic

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Havlickova 648 a.s. - 78,291

Dubnica Property s.r.o. - 78,291

Miroslav Dornak - 78,291
Percent of class:
Havlickova 648 a.s. - 4.39%

Dubnica Property s.r.o. - 4.39%

Miroslav Dornak - 4.39%
Sole power to vote or to direct the vote:
Havlickova 648 a.s. - 0

Dubnica Property s.r.o. - 0

Miroslav Dornak - 0
Shared power to vote or to direct the vote:
Havlickova 648 a.s. - 78,291

Dubnica Property s.r.o. - 78,291

Miroslav Dornak - 78,291
Sole power to dispose or to direct the disposition:
Havlickova 648 a.s. - 0

Dubnica Property s.r.o. - 0

Miroslav Dornak - 0
Shared power to dispose or to direct the disposition:
Havlickova 648 a.s. - 78,291

Dubnica Property s.r.o. - 78,291

Miroslav Dornak - 78,291

The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on 1,782,486 Shares of the Issuer outstanding as of December 18, 2024, based on information reported on the Issuer's prospectus supplement filed with the Securities and Exchange Commission (the "SEC") on December 20, 2024.

Havlickova 648 a.s. directly holds 78,291 Shares of the Issuer. Dubnica Property s.r.o. is the direct parent of Havlickova 648 a.s. and controls the voting and dispositive power of the 78,291 Shares of the Issuer held by Havlickova 648 a.s. Miroslav Dornak also controls the voting and dispositive power of the 78,291 Shares of the Issuer held by Havlickova 648 a.s. Accordingly, the Reporting Persons are treated as beneficially owning all of the 78,291 Shares of the Issuer directly held by Havlickova 648 a.s.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Havlickova 648 a.s.: /s/ Miroslav Dornak, Miroslav Dornak/Authorized Signatory (02/12/2025)
- Dubnica Property s.r.o.: /s/ Miroslav Dornak, Miroslav Dornak/Authorized Signatory (02/12/2025)
- Miroslav Dornak: /s/ Miroslav Dornak, Miroslav Dornak (02/12/2025)